Filed Pursuant to Rule 424(b)(5)
File No. 333-285140-01

Pricing Supplement No. 3 Dated August 3, 2026

(To Prospectus dated February 21, 2025 and

Prospectus Supplement dated February 26, 2025)

relating to First Mortgage Bonds,

Secured Medium-Term Notes, Series O

$200,000,000

IDAHO POWER COMPANY

Reopening of 5.70% First Mortgage Bonds due 2055

Title of Securities:	5.70% First Mortgage Bonds due 2055 (the “Notes”)

Principal Amount:	$200,000,000

Price to Public:	94.186% payable in immediately available funds(1)

Purchasers’ Discount:	0.875%

Proceeds to Us after Discount:	93.311%(1)

Interest Rate:	5.70% per annum

Original Issue Date:	August 6, 2026

Original Interest Accrual Date:	March 15, 2026

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2026

Record Dates:	February 28 and August 31

Maturity Date:	March 15, 2055

Redemption:	See “Optional Redemption” below

Form:	Book-Entry

Qualified Reopening	The Notes offered hereby will be a further issuance of, and will be consolidated with, the $400,000,000 aggregate principal amount of outstanding 5.70% First Mortgage Bonds due 2055, Secured Medium-Term Notes, Series O issued by us on March 13, 2025 (the “Prior Notes”) and, other than the Original Issue Date, Original Interest Accrual Date, and Price to Public, will have the same terms as, with the same CUSIP number as, will be fungible with, and trade interchangeably with the outstanding Prior Notes. After giving effect to this offering, the aggregate principal amount of the outstanding 5.70% First Mortgage Bonds due 2055, Secured Medium-Term Notes, Series O will be $600,000,000.

(1)

Plus accrued interest from and including March 15, 2026 to, but excluding, August 6, 2026, in the aggregate amount of $4,465,000, and accrued interest, if any, from August 6, 2026, if settlement occurs after that date.

Foreign Ownership Limitation:

This pricing supplement and the accompanying Prospectus Supplement and Prospectus are not intended to constitute an offer to, and the Notes should not be purchased, held or otherwise acquired by, a “specified foreign entity” as defined in Section 7701(a)(51)(B) of the Internal Revenue Code of 1986, as amended (an “SFE”). By purchasing the Notes, any investor in the Notes (including all affiliated entities that participate in such purchase) will be deemed to represent and warrant to us that it is not, and will not be, for its taxable year that includes the date of the original issuance of the Notes, an SFE.

J.P. Morgan

Mizuho

MUFG

Wells Fargo Securities

BofA Securities

Morgan Stanley

US Bancorp

Supplemental Discussion of Material United States Federal Income Tax Considerations:

This section supplements the discussion under “Material United States Federal Income Tax Considerations” in the accompanying Prospectus Supplement, and should be read together with such discussion. It applies only to holders of the Notes who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

Debt instruments issued as part of the “qualified reopening” of a previous issue of debt instruments are treated as part of the original issue and, consequently, are deemed to have the same issue date and the same issue price as the original debt instruments. For U.S. federal income tax purposes, we intend to treat the issuance of the Notes as a “qualified reopening” of the Prior Notes. Therefore, the Notes are intended to be treated as being fungible with the Prior Notes for U.S. federal income tax purposes and will be treated as part of the same issue as the Prior Notes and will have the same “issue date” and “issue price” as the Prior Notes.

A portion of the purchase price paid for the Notes offered hereby will be attributable to the amount of stated interest accrued prior to the date the Note is purchased (“pre-issuance accrued interest”). We intend to take the position that, to the extent a portion of a United States holder’s purchase price is attributable to pre-issuance accrued interest, a portion of the first stated interest payment equal to the amount of such pre-issuance accrued interest will be treated as a nontaxable return of such pre-issuance accrued interest to the United States holder. Amounts treated as a nontaxable return of pre-issuance accrued interest should reduce a United States holder’s adjusted tax basis in the Notes offered hereby by a corresponding amount. Prospective purchasers of the Notes offered hereby should consult their tax advisors with respect to the tax treatment of pre-issuance accrued interest.

Upon a sale or retirement of the Notes, a United States holder generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the sale or retirement (other than any amounts attributable to accrued but unpaid interest, which will be treated as interest payments except to the extent that such amounts are attributable to pre-issuance accrued interest), and (ii) the United States holder’s adjusted tax basis in the Notes. A United States holder’s adjusted tax basis in the Notes generally will equal the cost of the Notes to the United States holder, reduced by any amounts attributable to pre-issuance accrued interest. Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Extended Settlement:

We expect that delivery of the Notes will be made against payment therefor on or about August 6, 2026, which will be the third business day following the date of pricing of the Notes, or “T+3.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to such date should consult their advisors.

Optional Redemption:

Prior to September 15, 2054 (six (6) months prior to their maturity date) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, we shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed at least 30 days before the redemption date to each holder of Notes to be redeemed.

In the case of a partial redemption, selection of the Notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair. No Notes of a principal amount of $1,000 or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption that relates to the Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the holder of the Note upon surrender for cancellation of the original Note. Notwithstanding anything to the contrary herein, for so long as the Notes are held by DTC (or another depositary), the redemption of the Notes shall be done in accordance with the policies and procedures of the depositary.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Supplemental Plan of Distribution and Terms Agreement:

We have entered into a terms agreement with the purchasers of the Notes with respect to the Notes. The purchasers are committed to take and pay for all of the Notes if any are purchased. Subject to certain conditions, each purchaser has severally agreed to purchase the principal amount of the Notes indicated in the table below:

Name	Principal Amount of Notes
Bookrunners
J.P. Morgan Securities LLC	$50,000,000
Mizuho Securities USA LLC	40,000,000
MUFG Securities Americas Inc.	40,000,000
Wells Fargo Securities, LLC	40,000,000
Co-Managers
BofA Securities, Inc.	10,000,000
Morgan Stanley & Co. LLC	10,000,000
U.S. Bancorp Investments, Inc.	10,000,000

Total	$200,000,000

The Notes sold by the purchasers to the public will initially be offered at the initial price to the public set forth on the cover of this pricing supplement. Any Notes sold by the purchasers to securities dealers may be sold at a discount from the initial price to the public of up to 0.525% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the purchasers to certain other brokers or dealers at a discount from the initial price to the public of up to 0.350% of the principal amount of the Notes.

Some of the purchasers or their affiliates (i) participate in our commercial paper program and may from time to time hold our commercial paper and (ii) are lenders and/or agents under our credit agreement, dated as of December 8, 2023.

Interest Payment Dates:

We will make interest payments on the Notes on March 15 and September 15 of each year, commencing September 15, 2026, and at maturity. The record date for the March 15 payment of interest will be February 28 and the record date for the September 15 payment of interest will be August 31. The interest payment on September 15, 2026 will include accrued interest from March 15, 2026.

Use of Proceeds:

We estimate that we will receive net proceeds from the sale of the Notes of approximately $186.0 million, after deducting all applicable discounts, including the purchasers’ discount and discounted price to the public, and estimated offering expenses. The expenses of the sale of the Notes, not including discounts, are estimated at $575,000 and are payable by us. We intend to use the net proceeds from this offering to fund a portion of Idaho Power Company’s capital expenditures and for other general corporate purposes.

Legal Matters:

Julia A. Hilton, our Vice President and General Counsel, and Ashurst Perkins Coie US LLP, Seattle, Washington, will pass upon the validity of the Notes and other legal matters for us. Sullivan & Cromwell LLP, Los Angeles,

California, will pass upon the validity of the Notes for the purchasers listed under “Supplemental Plan of Distribution and Terms Agreement.” As of July 28, 2026, Ms. Hilton beneficially owned 2,346 shares of IDACORP, Inc. common stock. Ms. Hilton is acquiring additional shares of IDACORP, Inc. common stock at regular intervals through employee stock plans.